EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2003

                        COUPON PERIOD ENDING 17 JULY 2003

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USD NOTES
---------                FV Outstanding                                 Coupon Payments     Principal    Charge Offs
                              (USD)         Bond Factor   Coupon Rate        (USD)       Payments (USD)     (USD)
                         --------------     -----------   -----------   ---------------  --------------  -----------

Class A Notes            925,824,349.98     88.173748%      1.40925%      5,178,993.75   124,175,650.02      0.00

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
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                         FV Outstanding                                 Coupon Payments     Principal    Charge Offs
                              (AUD)         Bond Factor   Coupon Rate        (AUD)       Payments (AUD)     (AUD)
                         --------------     ------------  -----------   ---------------  --------------  -----------

Class B Notes             26,000,000.00      100.000000%    5.37414%       482,347.47         0.00          0.00
Class C Notes              9,000,000.00      100.000000%    5.57414%       173,180.13         0.00          0.00
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

                                                                     30-Jun-03
POOL SUMMARY                                                            AUD
------------                                                    ----------------
Outstanding Balance - Variable Rate Housing Loans                 1,340,241,306
Outstanding Balance - Fixed Rate Loans                              242,479,156
Number of Loans                                                          10,034
Weighted Average Current LVR                                              64.96%
Average Loan Size                                                       157,736
Weighted Average Seasoning                                              18 mths
Weighted Average Term to Maturity                                      286 mths


PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                           ----------------
Scheduled Principal Payments                                      13,317,934.78
Unscheduled Principal Payments                                   207,407,021.96
Redraws                                                            9,668,840.55
Principal Collections                                            211,056,116.19

TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                       ----------------
Principal Collections                                            211,056,116.19
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                         3,230,760.50
Total Available Principal                                        207,825,355.69

Principal Distributed                                            207,825,355.69
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                           ----------------
Available Income                                                  35,276,409.07
Principal Draw                                                     3,230,760.50
Liquidity Draw                                                             0.00
Total Available Funds                                             38,507,169.57

REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00
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CPR
---                                    APR-03         MAY-03          JUN-03
                       1 mth CPR       26.01%         36.32%          33.97%
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ARREARS
-------                     % OF POOL
                           (BY NUMBER)
                           -----------

31 - 59 days                  0.27%
60 - 89 days                  0.04%
90+ days                      0.01%
Defaults*                      Nil
Losses                         Nil

* Defaults are also included in the 90+ days arrears category.
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